August 6, 2009

Larry Spirgel
Assistant Director
Ajay Koduri                                                                                                                               VIA EDGAR
Attorney Advisor
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           AccessKey IP, Inc. Registration Statement on Form 10/A
Amended on July 16, 2009
File No. 000-53664

Dear Mr. Spirgel:

Pursuant to your office’s discussion with our counsel, this letter is to confirm that the Company will respond to the SEC’s letter dated July 24, 2009 in regard to the above-referenced filing by August 19, 2009.

Please let me know if you require anything further. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Bruce Palmer

Bruce Palmer
President